

January 11, 2013

Via E-mail
Lawrence Chenard
President and Chief Executive Officer
Ample-Tee, Inc.
112 North Curry Street
Carson City, Nevada 89703-4934

> **Re:** **Ample-Tee, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 4, 2013**
> **File No. 333-179079**

Dear Mr. Chenard:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We reviewed your revised disclosure in response to comment 2 in our letter dated November 8, 2012. Please revise the second sentence of the fourth paragraph to state, "After cessation of emerging growth company status, if an issuer was an emerging growth company for less than two years after its initial public offering date, it must hold a say-on-pay vote no later than the end of the three-year period beginning on the date of its initial public offering." See Section 14A(e)(2)(B)(i) of the Securities Exchange Act. Please also revise your disclosure on page 3 beginning in the fifth paragraph to delete the text of Securities Exchange Act Section 14(a) and (b). In this regard, we note that you have already described the exemptions available to you under Securities Exchange Act Section 14A(a) and (b).

Financial Statements, page 23

2. Please revise to provide the audit report dated November 29, 2012 referenced in the consent filed as Exhibit 23.2

3. Please continue to consider the requirement to provide updated financial statements as set forth in Rule 8-08 of Regulation S-X.

Security Ownership of Certain Beneficial Owners and Management, page 36

4. In future amendments to your registration statement, please provide the information under this heading as of the latest practicable date. See Item 403 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Donna Di Silvio at (202) 551-3202 or James Allegretto at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown at (202) 551-3513, Dieter King at (202) 202-551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director